Exhibit 13.40

Thank you for being an early investor in Blockstack through the Naval Ravikant syndicate. Since your 2014 investment in Blockstack PBC's seed round, we've made a lot of progress building an open ecosystem with potentially interesting opportunities. Blockstack is a decentralized computing network for secure apps (what people are calling "Web 3.0"). We have over 120 startups/apps built on the network and have raised $50M+ in capital. Blockstack makes it easy to build blockchain-based apps that can scale to millions of users. It puts users in control and enables them to fully own their personal data and connections. Blockstack recently filed an offering statement with the U.S. Securities and Exchange Commission (SEC) to conduct a token offering using the SEC Regulation A+ framework. Upon qualification this could be the first SEC-qualified offering of its kiind. We are currently in the "testing-the-waters" phase, which means investors can sign up and signal interest in the sale without yet purchasing. If you are interested in learning more about the offering or latest Blockstack updates, we're hosting a live presentation and Q&A webinar on Fri June 21st; learn more and signup. Thanks for your early support of Blockstack! Muneeb CEO, Blockstack PBC Twitter: @muneeb Rule 255 Legend: This communication may be deemed "testing the waters" material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has "qualified" the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind. Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly filed offering statement relating to that offering, a copy of which is available on this website. You may obtain a copy of the preliminary offering circular that is part of that offering statement here. Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services. Muneeb Ali I CEO, Blockstack PBC muneebali.com